Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

July 19, 2024

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Jameson

Re:       Bow River Capital Evergreen Fund, et al. (the “Applicants”); File No. 812-15444

Dear Mr. Jameson:

We are writing on behalf of the Applicants to respectfully request the withdrawal of the Applicants’ application, originally filed with the Securities and Exchange Commission on March 16, 2023 and as amended on September 18, 2023, for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”) and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 thereunder (the “Application”).

The Applicants respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

If you have any questions or need further information, please call me at (215) 988-2959.

* * *

Sincerely,

/s/ Joshua B. Deringer

Joshua B. Deringer